Exhibit 3

OPERATING AND FINANCIAL REVIEW

You should read the following discussion of our operating and ﬁnancial condition and prospects in conjunction with the ﬁnancial statements and the notes thereto included elsewhere in this 6-K, as well as in our Annual Report on Form 20-F filed on March 22, 2023 (the “Annual Report”).

Forward Looking Statements

Various statements in this discussion concerning our future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," and "would," and describe opinions about future events.  These include statements regarding management's expectations, beliefs and intentions regarding, among other things, the potential benefits of APHEXDA, the timing and execution of the launch of APHEXDA and the plans and objectives of management for future operations and expectations and commercial potential of motixafortide, as well as its potential investigational uses.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include those listed below as well as those discussed in the Annual Report (particularly those in “Item 3. Key Information – Risk Factors”). Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials and other therapeutic candidate development efforts;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	whether the clinical trial results for APHEXDA will be predictive of real-world results;

•	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

•
the clinical development, commercialization and market acceptance of our therapeutic candidates, including the degree and pace of market uptake of APHEXDA for the mobilization of hematopoietic stem cells for autologous transplantation in multiple myeloma patients;

•	whether access to APHEXDA is achieved in a commercially viable manner and whether APHEXDA receives adequate reimbursement from third-party payors;

•	our ability to establish, manage, and maintain corporate collaborations, as well as the ability of our collaborators to execute on their development and commercialization plans;

•	our ability to integrate new therapeutic candidates and new personnel, as well as new collaborations;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

•	the implementation of our business model and strategic plans for our business and therapeutic candidates;

•
the scope of protection that we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•
estimates of our expenses, future revenues, capital requirements and our need for and ability to access sufficient additional financing, including any unexpected costs or delays in the ongoing commercial launch of APHEXDA;

•	risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere;

•	competitive companies, technologies and our industry;

•
statements as to the impact of the political and security situation in Israel on our business, including the impact of Israel’s war with Hamas and other militant groups, which may exacerbate the magnitude of the factors discussed above.

Risk Factors

Except as set forth below, there are no material changes to the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2022.

Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may affect our operations

Because part of our operations are conducted in Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and operations and on Israel's economy in general.

Overview

General

We are a commercial-stage biopharmaceutical company focused on oncology. Our current development and commercialization pipeline consists of motixafortide (BL-8040), a novel peptide for the treatment of stem-cell mobilization and solid tumors, which on September 8, 2023, was approved by the U.S. Food and Drug Administration, or FDA, for use in combination with filgrastim (G-CSF) to mobilize hematopoietic stem cells to the peripheral blood for collection and subsequent autologous transplantation in patients with multiple myeloma, and AGI-134, an immuno-oncology agent in development for solid tumors. In addition, we have an off-strategy, legacy therapeutic product called BL-5010 for the treatment of skin lesions. We have generated our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a high probability of therapeutic and commercial success. To date, except for motixafortide and BL-5010, none of our therapeutic candidates have been approved for marketing or commercial sale.  Our strategy includes commercializing our therapeutic candidates by way of out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case-by-case basis, the commercialization of our therapeutic candidates independently. In this regard, we are currently executing on an independent commercialization plan for motixafortide in stem cell mobilization for autologous bone marrow transplantation in multiple myeloma patients.

Motixafortide

Motixafortide is a novel, short peptide that functions as a high-affinity antagonist for CXCR4, which we are developing for the treatment of stem-cell mobilization and solid tumors.

Stem cell mobilization

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In March 2015, we reported successful top-line results from a Phase 1 safety and efficacy trial for the use of motixafortide as a novel stem cell mobilization treatment for allogeneic bone marrow transplantation at Hadassah Medical Center in Jerusalem.

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In March 2016, we initiated a Phase 2 trial for motixafortide in allogeneic stem cell transplantation, conducted in collaboration with the Washington University School of Medicine, Division of Oncology and Hematology. In May 2018, we announced positive top-line results of this study showing, among other things, that a single injection of motixafortide mobilized sufficient amounts of CD34+ cells required for transplantation at a level of efficacy similar to that achieved by using 4-6 injections of granulocyte colony-stimulating factor, or G-CSF, the current standard of care.

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In December 2017, we commenced a randomized, placebo-controlled Phase 3 registrational trial for motixafortide, known as the GENESIS trial, for the mobilization of HSCs for autologous transplantation in patients with multiple myeloma. The trial began with a lead-in period for dose confirmation, which was to include 10-30 patients and then progress to the placebo-controlled main part, which was designed to include 177 patients in more than 25 centers. Following review of the positive results from treatment of the first 11 patients, the Data Monitoring Committee, or DMC, recommended that the lead-in part of the study be stopped and that we should move immediately to the second part. Additional positive results from the lead-in period were reported at the annual meeting of the European Society for Blood and Marrow Transplantation held in March 2019, where it was announced that HSCs mobilized by motixafortide in combination with G-CSF were successfully engrafted in all 11 patients.

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In August 2020, we announced a decision to perform an interim analysis on approximately 65% of the original study sample size, primarily based on a significantly lower-than-anticipated patient-dropout rate in the study. In October 2020, we announced positive results from the interim analysis. Based on the statistically significant evidence favoring treatment with motixafortide, the study’s independent DMC issued a recommendation to us that patient enrollment may be ceased immediately, without the need to recruit all 177 patients originally planned for the study. In accordance with the DMC’s recommendation, study enrollment was completed at 122 patients. In May 2021, we announced positive top-line results from the Phase 3 trial. Based on an analysis of data on all 122 enrolled patients (the intent to treat population) we found highly statistically significant evidence across all primary and secondary endpoints favoring motixafortide in addition to G-CSF, as compared to placebo plus G-CSF (p<0.0001). The addition of motixafortide to G-CSF also allowed 88.3% of patients to undergo transplantation after only one apheresis session, compared to 10.8% in the G-CSF arm – an 8.2-fold increase. The combination was also found to be generally well tolerated with a favorable safety profile. We continue to follow-up on the GENESIS study patients for relapse-free and overall survival, according to the statistical analysis plan agreed upon with the FDA.

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In October 2021, we announced positive results from a pharmacoeconomic study evaluating the cost-effectiveness of using motixafortide as a primary stem cell mobilization agent on top of G-CSF, versus G-CSF alone, in multiple myeloma patients undergoing autologous stem-cell transplantation (ASCT). The study was performed by the Global Health Economics and Outcomes Research (HEOR) team of IQVIA, and was a pre-planned study conducted in parallel with the GENESIS Phase 3 trial. The study concluded that the addition of motixafortide to G-CSF (the current standard of care) was associated with a statistically significant decrease in health resource utilization (HRU) during the ASCT process, compared to G-CSF alone. Based on the significantly higher number of mobilized cells and the lower number of apheresis sessions, lifetime estimates showed quality-adjusted-life-year (QALY) benefits and net cost savings of ~$19,000 (not including the cost of motixafortide), versus G-CSF alone.

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In December 2021, we held a pre-New Drug Application, or NDA, meeting with the FDA. The purpose of the meeting was to obtain agreement from the FDA on the content of the proposed NDA, and, in particular, to confirm that our single Phase 3 pivotal study, GENESIS, was sufficient to support an NDA submission. During the pre-NDA meeting, the FDA agreed that the proposed data package is sufficient to support an NDA submission.

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In March 2022, we announced results from a follow-on pharmacoeconomic study performed by the HEOR team of IQVIA. This study indirectly evaluated the cost-effectiveness of using motixafortide as a primary stem cell mobilization agent in combination with G-CSF, against plerixafor in combination with G-CSF, in multiple myeloma patients undergoing ASCT. The additional study results showed that motixafortide in combination with G-CSF, versus plerixafor in combination with G-CSF, demonstrated a statistically significant decrease in HRU during the ASCT process. Based on the significantly higher number of mobilized cells and the lower number of apheresis sessions, lifetime estimates showed QALY benefits and net cost savings of ~$30,000 (not including the cost of motixafortide), versus plerixafor plus G-CSF. The study findings strengthened the assessment that the use of motixafortide in combination with G-CSF, as the potential new standard of care in mobilization for ASCT, would be a cost-effective option in the United States, based on accepted willingness-to-pay (WTP) values for healthcare payers.

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We believe these results, together with the highly significant and clinically meaningful data from the GENESIS trial, strongly support the potential use of motixafortide, on top of G-CSF, as the standard of care in stem cell mobilization for autologous stem cell transplantation. In this regard, in June 2022, we appointed biopharmaceutical veteran executive, Holly W. May, as our Chief Commercial Officer and in September 2022 we announced our U.S. commercialization plan for motixafortide in stem cell mobilization for autologous bone marrow transplantation for multiple myeloma patients and appointed Ms. May as President of our U.S. subsidiary, with responsibility for the commercial planning, positioning, and launch oversight for motixafortide in the stem cell mobilization indication across the U.S. market.

➢	In September 2022, we submitted an NDA to the FDA for motixafortide in stem cell mobilization for autologous bone marrow transplantation for multiple myeloma patients.

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In March 2023, we entered into a clinical collaboration with Washington University School of Medicine in St. Louis to advance a Phase 1 clinical trial in which motixafortide will be evaluated as a monotherapy and in combination with natalizumab (VLA-4 inhibitor), as novel regimens to mobilize CD34+ hematopoietic stem cells for gene therapies in Sickle Cell Disease (SCD). The study will enroll five adults with a diagnosis of SCD who are receiving automated red blood cell exchanges via apheresis. The trial’s primary objective is to assess the safety and tolerability of motixafortide alone and in combination with natalizumab in SCD patients, defined by dose-limiting toxicities. Secondary objectives include determining the number of CD34+ hematopoietic stem and progenitor cells (HSPCs) mobilized via leukapheresis; and determining the pharmacokinetics of CD34+ HSPCs mobilization to peripheral blood in response to motixafortide alone and motixafortide plus natalizumab in SCD patients. As anticipated, the study began enrolling in 2023 and is ongoing (timelines, as well as other study related decisions, are ultimately controlled by the independent investigator-sponsor and are, therefore, subject to change).

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In September 2023, the FDA approved motixafortide in combination with G-CSF to mobilize hematopoietic stem cells to the peripheral blood for collection and subsequent autologous transplantation in patients with multiple myeloma. Following this approval, we have begun to commercialize motixafortide in the U.S. independently, as planned, in order to accelerate its availability to patients and to maximize the value of this innovative therapeutic candidate.

Solid tumors

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In January 2016, we entered into a clinical collaboration with MSD (a tradename of Merck & Co., Inc., Kenilworth, New Jersey) in the field of cancer immunotherapy. Based on this collaboration, in September 2016 we initiated a Phase 2a study, known as the COMBAT/KEYNOTE-202 study, focusing on evaluating the safety and efficacy of motixafortide in combination with KEYTRUDA® (pembrolizumab), MSD’s anti-PD-1 therapy, in 37 patients with metastatic pancreatic adenocarcinoma, or PDAC. The study was an open-label, multicenter, single-arm trial designed to evaluate the clinical response, safety and tolerability of the combination of these therapies as well as multiple pharmacodynamic parameters, including the ability to improve infiltration of T-cells into the tumor and their reactivity. Top-line results showed that the dual combination demonstrated encouraging disease control and overall survival in patients with metastatic pancreatic cancer. In addition, assessment of patient biopsies supported motixafortide’s ability to induce infiltration of tumor-reactive T-cells into the tumor, while reducing the number of immune regulatory cells.

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In July 2018, we announced the expansion of the COMBAT/KEYNOTE-202 study under the collaboration to include a triple combination arm investigating the safety, tolerability and efficacy of motixafortide, KEYTRUDA ® and chemotherapy. We initiated this arm of the trial in December 2018. In December 2019, we announced that preliminary data from the study indicated that the triple combination therapy showed a high level of disease control, including seven partial responders and 10 patients with stable disease out of 22 evaluable patients. In February 2020, we completed the recruiting of a total of 43 patients for the study and in December 2020, we announced the final results of the study. The results of the study showed substantial improvement as compared to comparable historical results of other pancreatic cancer studies across all study endpoints. Of the 38 evaluable patients, median overall survival was 6.5 months, median progression free survival was 4.0 months, confirmed overall response rate was 13.2%, overall response rate was 21.2% and disease control rate was 63.2%. The combination was generally well tolerated, with a safety profile consistent with the individual safety profile of each component alone; adverse event and severe adverse event profiles were as expected with chemotherapy-based treatment regimens.

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In August 2016, in the framework of an agreement with MD Anderson Cancer Center, or MD Anderson, we entered into an additional collaboration for the investigation of motixafortide in combination with KEYTRUDA in pancreatic cancer. The focus of this study, in addition to assessing clinical response, was the mechanism of action by which both drugs might synergize, as well as multiple assessments to evaluate the biological anti-tumor effects induced by the combination. We supplied motixafortide for this Phase 2b study, which commenced in January 2017. Final results from this study (based on a cut-off in July 2019 from 20 enrolled patients out of which 15 were evaluable) showed that the dual combination demonstrated clinical activity and encouraging overall survival in patients with metastatic pancreatic cancer. In addition, assessment of patient biopsies supported motixafortide’s ability to induce infiltration of tumor-reactive T-cells into the tumor.

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In October 2020, we announced that motixafortide will be tested in combination with the anti-PD-1 cemiplimab (LIBTAYO®) and standard-of-care chemotherapy (gemcitabine and nab-paclitaxel) in first-line PDAC. This investigator-initiated Phase 2, single-arm study, led by Columbia University, initially enrolled 11 PDAC patients in a pilot phase. In September 2023, we reported data from the pilot phase of the study. As of May 2023 (the cutoff date of the reported data), of those 11 patients, seven patients (64%) experienced a partial response (PR), of which five (45%) were confirmed PRs, with one patient experiencing resolution of the hepatic (liver) metastatic lesion.  Three patients (27%) experienced stable disease, resulting in a disease control rate of 91%.  These findings compare favorably to historic partial response and disease control rates of 23% and 48%, respectively, reported with the chemotherapy combination of gemcitabine and nab-paclitaxel. Based on this data, the planned single-arm study was amended to a significantly larger, randomized study, based on preliminary pre-defined data from the single-arm pilot phase, with a new planned total of 108 patients. The primary endpoint of the study is progression free survival. Secondary endpoints include safety and tolerability, duration of clinical benefit and overall survival. The randomized study is expected to begin enrollment in the first half of 2024.

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On August 29, 2023, following the Company’s out-licensing agreement with Gloria (as defined below), the Company and GenFleet Therapeutics, an immuno-oncology focused biopharmaceutical company based in China, mutually agreed to terminate their collaboration agreement originally entered into in June 2022. See “Out licensing of Motixafortide in Asia” below for additional information.

ARDS secondary to COVID-19 and other viral infections

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During the first half of 2020, we initiated the evaluation of motixafortide as a potential therapy for acute respiratory distress syndrome, or ARDS, resulting from COVID-19 and other viral infections In this regard, substantial data is emerging regarding the involvement of neutrophils, neutrophil extracellular traps (NETs), monocytes and macrophages in the development of ARDS secondary to COVID-19 and other viral infections; as well as the key involvement of CXCR4 as a mediator of those cells in the inflamed pulmonary tissue. Based on the scientific data indicating the importance of blocking the CXCR4/CXCL12 axis during ARDS, we believe that motixafortide may be of potential benefit for patients with ARDS. Following our initial evaluation, in November 2020, we announced initiation of a Phase 1b study in patients with ARDS secondary to COVID-19 and other respiratory viral infections. The study is an investigator-initiated study, led by Wolfson Medical Center, in Israel, to evaluate motixafortide in patients hospitalized with ARDS. The primary endpoint of the study is to assess the safety of motixafortide in these patients; respiratory parameters and inflammatory biomarkers will be assessed as exploratory endpoints. Up to 25 patients will be enrolled in the study, with a preliminary analysis planned after ten patients have completed the initial treatment period. Results of the preliminary analysis are now expected in 2024 (although timelines are ultimately controlled by the independent investigator and are therefore subject to change).

Other matters

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In addition to the above, we are currently conducting, or planning to conduct, a number of investigator-initiated, open-label studies in a variety of indications, to support the interest of the scientific and medical communities in exploring additional uses for motixafortide. These studies serve to potentially further elucidate the mechanism of action for motixafortide, generate data about motixafortide’s potential use in other indications, and inform the life-cycle management process of motixafortide. The results of studies such as these are presented from time to time at relevant professional conferences.

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Motixafortide has been granted three Orphan Drug Designations by the FDA: for use to mobilize HSCs from the bone marrow to peripheral blood for collection in autologous or allogeneic transplantation (granted in July 2012); for the treatment of AML (granted in September 2013); and for the treatment of pancreatic cancer (granted in February 2019). In January 2020, the European Medicines Agency, or EMA, granted Orphan Drug Designation to motixafortide for the treatment of pancreatic cancer.

➢	In September 2022, the FDA approved APHEXDA as the trade or brand name of motixafortide.

Out licensing of Motixafortide in Asia

On August 27, 2023, we entered into a License Agreement or the License Agreement, with Hong Seng Technology Limited, or HST, and Guangzhou Gloria Biosciences Co., Ltd., or Gloria and/or with HST, the Licensee, pursuant to which we granted HST an exclusive, royalty-bearing, sublicensable license with respect to the intellectual property rights and know-how associated with motixafortide in order to develop and commercialize motixafortide in Asia (other than Israel and certain other countries), or the Territory, and to engage and authorize Gloria to perform services under the License Agreement in the Territory.

Pursuant to the terms of the License Agreement, the Licensee made a $15 million upfront payment in October 2023, upon the closing of the transaction. The Company is entitled to up to $49 million based on the achievement of certain development and regulatory milestones in China and Japan, and up to $197 million in sales milestones based on defined sales targets of motixafortide in the Territory. Additionally, the Company is eligible to receive tiered, double-digit royalties (ranging from 10-20%), on a country-by-country basis, on aggregate net sales of motixafortide in the Territory until the longer of (i) fifteen years from the date of the first sale of motixafortide by Licensee, (ii) the last to expire valid claim of any licensed patents with respect to motixafortide in such country and (iii) the expiration of motixafortide’s orphan drug status in such country. The royalties payable by Licensee to the Company are to be reduced by 50% following the end of the initial royalty term and to also be reduced upon the occurrence of certain events, including, on a country-by-country basis, the entry of a generic product in such country.

In connection with the License Agreement, on August 27, 2023, we also entered into a securities purchase agreement with HST and Gloria pursuant to which we agreed to sell and issue in a private placement an aggregate of 6,829,137 of our ADSs. Aggregate gross proceeds from the sale were approximately $14.6 million. The private placement closed in October 2023. No warrants were issued in the transaction.

The License Agreement includes various development obligations for the Licensee pursuant to an agreed-upon development plan, including the execution of a registrational study in stem-cell mobilization and the execution of a randomized Phase 2/3 study in first-line pancreatic adenocarcinoma.

AGI-134

AGI-134, a clinical therapeutic candidate in-licensed by our subsidiary, Agalimmune Ltd., is a synthetic alpha-Gal glycolipid immunotherapy in development for solid tumors. AGI-134 harnesses the body’s pre-existing, highly abundant, anti-alpha-Gal antibodies to induce a hyper-acute, systemic, specific anti-tumor response to the patient’s own tumor neo-antigens. This response is designed to not only kill the tumor cells at the site of injection, but also to bring about a durable, follow-on, anti-metastatic immune response. In August 2018, we initiated a Phase 1/2a clinical study for AGI-134 that is primarily designed to evaluate the safety and tolerability of AGI-134 in unresectable metastatic solid tumors. The multi-center, open-label study was carried out in the United Kingdom, Spain and Israel. Initial safety results from the first part of the study were announced at the beginning of September 2019; at the end of the same month, the second part of the study commenced. Due to clinical operating issues associated with the COVID-19 pandemic, in April 2020, enrollment to the clinical trial was temporarily suspended. In August 2020, we renewed study enrollment, and in January 2022, we completed enrollment. In December 2022, we announced results from the study. The study met its primary endpoint of AGI-134’s safety and tolerability. Generations of an immune response and markers of clinical efficacy were assessed as secondary endpoints. Most patients analyzed showed an increase in alpha-Gal antibodies, indicating increased overall immune activity. Additionally, increases in antigen presenting cells (APCs) were observed in most tissue samples analyzed, and T cell and macrophage tumor infiltration was seen in approximately one-third of evaluable patients’ injected tumors, and in approximately half of evaluable patients’ un- injected lesions. Radiological assessments found that 29 percent of patients in the trial achieved a best overall response of stable disease. We plan, in consultation with our scientific advisory board, to determine the next steps for the program during 2024.

Scientific Advisory Board

In December 2021, we established a Scientific Advisory Board (SAB) to provide insight and guidance on our activities in the field of immuno-oncology. The SAB is comprised of recognized leaders in cancer immunology, intra-tumoral injections and clinical development.

Listed in alphabetical order, the founding SAB members are: Ronald Levy, MD, the Robert K. and Helen K. Summy Professor and Director of the Lymphoma Program at Stanford University School of Medicine, Palo Alto, CA; Aurélien Marabelle, MD, PhD, Clinical Director, Cancer Immunotherapy Program, Gustave Roussy, Paris, France and Director, Translational Research Laboratory in Immunotherapy, INSERM, Paris, France; Ignacio Melero MD, PhD, Professor of Immunology at the Academic Hospital of Navarra, Spain and at the Center for Applied Medical Research (CIMA) of the University of Navarra, Spain; Jon Wigginton, MD, Chair of the SAB and Senior Advisor at Cullinan Oncology, former Chief Medical Officer of MacroGenics, and former Therapeutic Area Head, Immuno-Oncology, Early Clinical Research at Bristol-Myers Squibb; and Leisha Emens, MD, PhD, Professor of Medicine, Director of Translational Immunotherapy for the Women's Cancer Research Center Co-Leader, Hillman Cancer Immunology/Immunotherapy Program at the UPMC Hillman Cancer Center, Pittsburgh, PA.

BL-5010

Our commercialized, legacy therapeutic product, BL-5010, is a customized, proprietary pen-like applicator containing a novel, acidic, aqueous solution for the non-surgical removal of skin lesions. In December 2014, we entered into an exclusive out-licensing arrangement with Perrigo Company plc, or Perrigo, for the rights to BL-5010 for over-the-counter, or OTC, indications in Europe, Australia and additional selected countries. In March 2016, Perrigo received CE Mark approval for BL-5010 as a novel OTC treatment for the non-surgical removal of warts. The commercial launch of products for treatment of this first OTC indication (warts/verrucas) commenced in Europe in the second quarter of 2016. Since then, Perrigo has invested in improving the product and during 2019 launched an improved version of the product in several European countries. In March 2020, we agreed that Perrigo could relinquish its license rights for certain countries that had been included in its territory according to the original license agreement, and was also no longer obligated to develop, obtain regulatory approval for, and commercialize products for a second OTC indication. In turn, in March 2020, we agreed with our licensor of the rights to BL-5010, Innovative Pharmaceutical Concepts (IPC) Inc., or IPC, to return to IPC those license rights no longer out-licensed to Perrigo as a result of the agreement described in the preceding sentence, in consideration of the payment to us of royalties or fees on sublicense receipts.

Funding

We have funded our operations primarily through the sale of equity securities (both in public and private offerings), funding received from the Israel Innovation Authority, or IIA, payments received under out-licensing arrangements, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, the commercialization of our lead therapeutic candidate, motixafortide, potential future milestone and royalty payments that we may receive from our existing out-licensing agreement, potential future upfront, milestone or royalty payments that we may receive from out-licensing transactions for our other therapeutic candidates, potential revenues that we may receive from the direct commercialization of our other therapeutic candidates, interest earned on our investments, and additional capital to be raised through public or private equity offerings or debt financings. As of September 30, 2023, we held $26.0 million of cash, cash equivalents and short-term bank deposits. This amount does not include $29.6 million in total funding from the exclusive license in Asia and securities purchase agreement with Gloria, which closed in October 2023. See “Out licensing of Motixafortide in Asia” above for additional information.

Revenues

Our revenues to date have been generated primarily from milestone payments under previously existing out-licensing agreements.

We expect our revenues, if any, for the next several years to be derived primarily from the independent commercialization of motixafortide in stem cell mobilization in the US, as well as payments from any out- licensing agreements, including the out-licensing agreement with Gloria mentioned above, and other potential collaboration arrangements, including future royalties on product sales.

Cost of Revenues

Our cost of revenues to date have consisted of sub-license payments to the licensors in respect of upfront and milestone payments associated with out-licensing agreements.

We expect our cost of revenues, if any, for the next several years to be derived primarily from the cost of goods sold related to the independent commercialization of motixafortide in stem cell mobilization in the US, royalties payable to the licensors stemming from direct product sales related to the independent commercialization as set forth above, as well as from sub-license payments to the licensors in respect of out-licensing agreements and other potential collaboration arrangements, including future royalties on product sales from such out-licensing agreements.

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We primarily use external service providers to manufacture our product candidates for clinical trials and for the majority of our preclinical and clinical development work. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain one of our primary expenses in the near future as we continue to develop our therapeutic candidates.

The following table identiﬁes our current major research and development projects:

Project	Status		Expected Near Term Milestones
motixafortide	1.	FDA approval received on September 8, 2023 for stem-cell mobilization in multiple myeloma patients.	1.	Commercial product launch of motixafortide in the United States
	2.	Reported data from single-arm pilot phase of the investigator-initiated Phase 2 combination trial in first-line PDAC. Of 11 patients with metastatic pancreatic cancer enrolled, 7 patients (64%) experienced partial response (PR), of which 5 (45%) were confirmed PRs with one patient experiencing resolution of the hepatic (liver) metastatic lesion. 3 patients (27%) experienced stable disease, resulting in a disease control rate of 91%. Based on these encouraging results, study was substantially revised to a multi-institution, randomized trial of 108 patients	2.	Initiation of randomized study expected in first half of 2024*
	3.	Phase 1b study in patients with ARDS secondary to COVID-19 and other respiratory viral infections	3.	Data from the study is now anticipated in 2024*
	4.	Phase 1 study for gene therapies in SCD	4.	Data from the study is expected in the second half of 2024*
	5.	Pivotal bridging study in SCM in China under license agreement with Gloria	5.	Initiation of the study is expected in 2024
	6.	Phase 2/3 randomized study in first-line PDAC in China under license agreement with Gloria	6.	IND submission and protocol finalization expected in 2024
AGI-134
Phase 1/2a study completed. Results announced December 2022. The study met its primary endpoint of safety and tolerability. Generation of an immune response and markers of clinical efficacy were assessed as secondary endpoints.
			Determination of next steps for the program during 2024

*These studies are investigator-initiated studies; therefore, the timelines are ultimately controlled by the independent investigators and are subject to change.

The table above does not include a registrational study in stem-cell mobilization, as well as a randomized Phase 2/3 study in first-line pancreatic adenocarcinoma, both of which the Licensee has committed to execute pursuant to the exclusive License Agreement in Asia for motixafortide, which we entered into on August 27, 2023.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

While we are currently focused on advancing each of our product development projects, as well as the U.S. commercialization of motixafortide, our future research and development expenses will depend on the clinical success of each therapeutic candidate, as well as ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain therapeutic candidates or projects in order to focus our resources on more promising therapeutic candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate.

The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the clinical trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that participate, and are eligible to participate, in the clinical trials;

•	the duration of patient follow-up;

•	whether the patients require hospitalization or can be treated on an outpatient basis;

•	the development stage of the therapeutic candidate; and

•	the efficacy and safety proﬁle of the therapeutic candidate.

The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Due to the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of compensation for employees in commercialization, marketing and business development functions. Other signiﬁcant costs include marketing and communication materials, market access activities, professional fees for outside market research and consulting, and legal services related to compliance and to potential business development transactions.

We expect our sales and marketing expenses to become our most significant cost as we advance our U.S. commercialization plan for motixafortide in stem cell mobilization for autologous bone marrow transplantation for multiple myeloma patients.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including accounting, finance, legal, compliance, investor relations, information technology and human resources. Other significant general and administration costs include facilities costs, professional fees for outside accounting and legal services, travel costs, insurance premiums and depreciation.

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of liabilities on account of the warrants issued in equity financings we carried out in February 2019, May-June 2020 and September 2022. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes issuance expenses of an “at-the-market” offering agreement, or ATM Agreement, between us and H.C. Wainwright & Co., LLC, or HCW, entered into in September 2021, and the pro-rata share of issuance expenses from the placements related to the warrants. Sales-based royalties from the license agreement with Perrigo have also been included as part of non-operating income, as the out-licensed product is not an integral part of our strategy, and the amounts are not material.

Financial Expense and Income

Financial expense and income consist of interest earned on our cash, cash equivalents and short-term bank deposits; interest expense related to our loans from Kreos Capital; bank fees and other transactional costs. In addition, it may also include gains/losses on foreign exchange hedging transactions, which we carry out from time to time to protect against a portion of our NIS-denominated expenses (primarily compensation) in relation to the dollar.

Critical Accounting Policies and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2022.

The discussion and analysis of our financial condition and results of operations is based on our financial statements, which we prepare in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The preparation of these financial statements requires us to make estimates using assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates, including those described in greater detail below. We base our estimates on historical experience and on various assumptions that we believe are reasonable under the circumstances, the results of which impact the carrying value of our assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates and such differences may be significant.

Results of Operations

Revenues

We did not record any revenues during each of the three-month and nine-month periods ended September 30, 2023 and 2022.

Cost of revenues

We did not record any cost of revenues during each of the three-month and nine-month periods ended September 30, 2023 and 2022.

Operating Results Comparison between Periods

Research and development expenses

	Three months ended September 30,			Nine months ended September 30,
	2022	2023	Increase (decrease)	2022	2023	Increase (decrease)
	(in thousands of U.S. dollars)
Research and development expenses, net	4,369	2,727	(1,642)	14,199	9,417	(4,782)

Comparison of three-month periods ending September 30, 2023 and 2022

Research and development expenses for the three months ended September 30, 2023 were $2.7 million, a decrease of $1.6 million, or 37.6%, compared to $4.3 million for the three months ended September 30, 2022. The decrease resulted primarily from lower expenses related to NDA supporting activities related to motixafortide as well as lower expenses associated with the completed AGI-134 clinical trial.

Comparison of nine-month periods ending September 30, 2023 and 2022

Research and development expenses for the nine months ended September 30, 2023 were $9.4 million, a decrease of $4.8 million, or 33.7%, compared to $14.2 million for the nine months ended September 30, 2022. The reason for the decrease is similar to the aforementioned decrease in the three-month period.

Sales and marketing expenses

	Three months ended September 30,			Nine months ended September 30,
	2022	2023	Increase (decrease)	2022	2023	Increase (decrease)
	(in thousands of U.S. dollars)
Sales and marketing expenses	1,317	8,131	6,814	3,112	17,609	14,497

 Comparison of three-month periods ending September 30, 2023 and 2022

Sales and marketing expenses for the three months ended September 30, 2023 were $8.1 million, an increase of $6.8 million, or 517.4% compared to $1.3 million for the three months ended September 30, 2022. The increase resulted primarily from the ramp-up of pre-commercialization activities related to motixafortide.

Comparison of nine-month periods ending September 30, 2023 and 2022

Sales and marketing expenses for the nine months ended September 30, 2023 were $17.6 million, an increase of $14.5 million, or 465.8% compared to $3.1 million for the nine months ended September 30, 2022. The reason for the increase is similar to the aforementioned decrease in the three-month period.

General and administrative expenses

	Three months ended September 30,			Nine months ended September 30,
	2022	2023	Increase (decrease)	2022	2023	Increase (decrease)
	(in thousands of U.S. dollars)
General and administrative expenses	1,392	1,499	107	3,448	4,102	654

Comparison of three-month periods ending September 30, 2023 and 2022

General and administrative expenses for the three months ended September 30, 2023 were $1.5 million, an increase of $0.1 million, or 7.7% compared to $1.4 million for the three months ended September 30, 2022. The increase resulted primarily from small increases in a number of G&A expenses.

Comparison of nine-month periods ending September 30, 2023 and 2022

General and administrative expenses for the nine months ended September 30, 2023 were $4.1 million, an increase of $0.7 million, or 19.0% compared to $3.4 million for the nine months ended September 30, 2022. The increase resulted primarily from an increase in professional services and legal expenses, as well as an increase in share-based compensation.

Non-operating income (expenses), net

	Three months ended September 30,			Nine months ended September 30,
	2022	2023	Increase (decrease)	2022	2023	Increase (decrease)
	(in thousands of U.S. dollars)
Non-operating income (expenses), net	389	(3,141)	(3,530)	2,115	(13,790)	(15,905)

Comparison of three-month and nine-month periods ended September 30, 2023 and 2022

Non-operating expenses for the three and nine months ended September 30, 2023 primarily relates to non-cash fair-value adjustments of warrant liabilities on our balance sheet. Non-operating income for the three and nine months ended September 30, 2022 primarily relates to non-cash fair-value adjustments of warrant liabilities on our balance sheet, offset by warrant offering expenses.

Financial income (expenses), net

	Three months ended September 30,			Nine months ended September 30,
	2022	2023	Increase (decrease)	2022	2023	Increase (decrease)
	(in thousands of U.S. dollars)
Financial income	109	312	203	256	1,289	1,033
Financial expenses	(267)	(837)	(570)	(832)	(3,101)	(2,269)
Net financial income (expenses)	(158)	(525)	(367)	(576)	(1,812)	(1,236)

Comparison of three-month periods ending September 30, 2023 and 2022

We recognized net financial expenses of $0.5 million for the three months ended September 30, 2023, compared to net ﬁnancial expenses of $0.2 million for the three months ended September 30, 2022. Net financial expenses for both periods primarily relate to interest paid on loans and losses recorded on foreign currency (primarily NIS) cash balances due to the strengthening of the US dollar during the period, offset by investment income earned on our bank deposits.

 Comparison of nine-month periods ending September 30, 2023 and 2022

We recognized net financial expenses of $1.8 million for the nine months ended September 30, 2023, compared to net ﬁnancial expenses of $0.6 million for the nine months ended September 30, 2022. The composition of the expenses is similar to the aforementioned composition detailed in the three-month period.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities, payments received under our strategic licensing and collaboration arrangements, interest earned on investments and funding from the IIA. As of September 30, 2023, we held $26.0 million of cash, cash equivalents and short-term bank deposits. This amount does not take into account $29.6 million of aggregate gross proceeds received in October 2023, upon the closing of an exclusive license agreement and share purchase agreement. See “Out licensing of Motixafortide in Asia” above for additional information. We have invested substantially all our available cash funds in short-term bank deposits.

In September 2022, we entered into a loan agreement, or the Loan Agreement, with Kreos Capital VII Aggregator SCS, or Kreos Capital. Under the Loan Agreement, Kreos Capital will provide the Company with access to term loans in an aggregate principal amount of up to $40 million in three tranches as follows: (a) a loan in the aggregate principal amount of up to $10 million, available for drawdown upon closing of the Loan Agreement and until April 1, 2023, (b) a loan in the aggregate principal amount of up to $20 million, available for drawdown upon achievement of certain milestones and until April 1, 2024, and (c) a loan in the aggregate principal amount of up to $10 million, available for drawdown upon achievement of certain milestones and until October 1, 2024. We drew down the initial tranche of $10 million following execution of the agreement in September 2022.

In September 2022, we entered into definitive agreements with certain institutional investors providing for the issuance and sale in a registered direct offering of 13,636,365 of our ADSs and warrants to purchase up to an aggregate of 13,636,365 ADSs at a combined purchase price of $1.10 per ADS and associated investor warrant, for aggregate gross proceeds of approximately $15 million. The transaction closed in September 2022.

In September 2021, we entered into the ATM Agreement with HCW pursuant to which we may offer and sell, at our option, up to $25.0 million of our ADSs through an at-the-market equity program under which HCW agreed to act as sales agent. As of the issuance date of this report, we have sold 1,890,325 of our ADSs for total gross proceeds of approximately $3.8 million under the ATM program.

Net cash used in operating activities was $27.6 million for the nine months ended September 30, 2023, compared with net cash used in operating activities of $20.6 million for the nine months ended September 30, 2022. The $7.0 million increase in net cash used in operating activities was primarily the result of an increase in sales and marketing expenses.

Net cash provided by investing activities was $21.8 million for the nine months ended September 30, 2023, compared to net cash provided by investing activities of $0.1 million for the nine months ended September 30, 2022. The changes in cash flows from investing activities relate primarily to investments in, and maturities of, short-term bank deposits.

Net cash provided by financing activities was $3.3 million for the nine months ended September 30, 2023, compared to net cash provided by financing activities of $21.1 million for the nine months ended September 30, 2022. The cash flows in 2023 primarily reflect warrant exercises and net proceeds from the ATM facility, offset by repayments of the loan from Kreos Capital and the repayments of lease liabilities. The cash flows in 2022 primarily reflect the underwritten public offering of our ADSs in September 2022 and the net proceeds of a loan from Kreos Capital, offset by repayments of a previous loan from Kreos Capital.

We have incurred accumulated losses in the amount of $377 million through September 30, 2023, and we expect to continue incurring losses and negative cash flows from operations until our product or products reach commercial profitability. Management monitors rolling forecasts of our liquidity reserves on the basis of anticipated cash flows and maintains liquidity balances at levels that are sufficient to meet its needs. The execution of an independent commercialization plan for motixafortide in the United States implies an increased level of expenses prior to and following launch of the product. Therefore, our cash flow projections are subject to various risks and uncertainties concerning their fulfilment, and these factors and the risk inherent in our operations may cast significant doubt on our ability to continue as a going concern. Our independent registered public accounting firm included a “going concern” explanatory paragraph in its report on our financial statements for the year ended December 31, 2022.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash (including the consideration from the license agreement and the securities purchase agreement of $29.6 million) and other resources will be sufficient to fund our current projected cash requirements into 2025, we will require additional financing in the future to fund our operations. Additional financing may not be available on acceptable terms, if at all. We expect to also continue to seek to finance our operations through other sources, including commercialization in the United States for motixafortide, our lead therapeutic candidate, out-licensing arrangements for the development and commercialization of our therapeutic candidates or other partnerships or joint ventures, as well as grants from government agencies and foundations. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues we receive, if any, under our collaboration or licensing arrangements;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval of our therapeutic candidates;

•	our success in effecting out-licensing arrangements with third parties;

•	the ability of our collaborators and licensees to achieve development milestones, marketing approval and other events or developments under our collaboration and out-licensing agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

•	the magnitude of our general and administrative expenses;

•	interest and principal payments on the loan from Kreos Capital;

•	any cost that we may incur under current and future licensing arrangements relating to our therapeutic candidates;

•	market conditions;

•	payments to the IIA; and

•
the impact of any resurgence of the COVID-19 pandemic, the Russian invasion of Ukraine, and the military campaigns by Israel against Hamas and other terrorist organizations (including the declaration of war by Israel against Hamas), which may exacerbate the magnitude of the factors discussed above.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through payments received under our collaborations, debt or equity financings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all.

If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Off-Balance Sheet Arrangements

Since inception, we have not entered into any transactions with unconsolidated entities whereby we have ﬁnancial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligations under a variable interest in an unconsolidated entity that provides us with ﬁnancing, liquidity, market risk or credit risk support.

Share and per-share information in ADSs

Presented below, for the convenience of the reader, is share and per-share information in ADSs (each ADS represents 15 ordinary shares).

	Three months ended September 30,		Nine months ended September 30,
	2022	2023	2022	2023
	(in U.S. dollars)
Loss per ADS – basic and diluted	(0.14)	(0.26)	(0.39)	(0.76)

	December 31, 2022	September 30, 2023
	(in number of ADSs)
Authorized share capital	166,666,667	166,666,667

Issued and paid-up capital	61,530,596	61,667,634